<u>**Supplemental Non-GAAP Financial Information**</u>

Beginning with the quarter ended June 30, 2019, as supplemental information, we will provide "Adjusted Net Income" and "Adjusted Earnings per Diluted Share", each of which is a performance measure based on methodologies other than generally accepted accounting principles ("non-GAAP"). Our management uses these performance measures as benchmarks to evaluate and compare our period-to-period operating performance. We believe that Adjusted Net Income and Adjusted Earnings per Diluted Share ("Adjusted EPS") provide useful information about the operating results of our core asset management business and facilitate comparison of our results to other asset management firms and period-to-period results. Adjusted Net Income and Adjusted EPS only include adjustments for certain items that relate to operating performance, and therefore, are most readily reconcilable to Net Income (Loss) Attributable to Legg Mason, Inc. and Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders, determined under generally accepted accounting principles ("GAAP"), respectively.

Adjusted Net Income and Adjusted Earnings per Diluted Share

We define Adjusted Net Income as Net Income (Loss) Attributable to Legg Mason, Inc. adjusted to exclude the following:

- Restructuring costs, including:
  - Corporate charges related to the ongoing strategic restructuring and other cost saving and business initiatives, including severance, lease and other costs; and
  - Affiliate charges, including affiliate restructuring and severance costs, and certain one-time charges arising from the issuance of management equity plan awards

- Amortization of intangible assets

- Gains and losses on seed and other investments that are not offset by compensation or hedges

- Acquisition expenses and transition-related costs for integration activities, including certain related professional fees and costs associated with the transition and acquisition of acquired businesses

- Impairments of intangible assets

- Contingent consideration fair value adjustments

- Charges (credits) related to significant litigation or regulatory matters

- Income tax expense (benefit) adjustments to provide an effective non-GAAP tax rate commensurate with our expected annual pre-tax Adjusted Net Income, including:
  - The impact on income tax expense (benefit) of the above non-GAAP adjustments; and
  - Other tax items, including deferred tax asset and liability adjustments associated with statutory rate changes, the impact of other aspects of recent U.S. tax reform, and shortfalls (and windfalls) associated with stock-based compensation

Adjustments for restructuring costs, gains and losses on seed and other investments that are not offset by compensation or hedges, and the income tax expense (benefit) items described above are included in the calculation because these items are not reflective of our core asset management business of providing investment management and related products and services. We adjust for acquisition-related items, including amortization of intangible assets, impairments of intangible assets, and contingent consideration fair value adjustments, to make it easier to identify trends affecting our underlying business that are not related to acquisitions to facilitate comparison of our operating results with the results of other asset management firms that have not engaged in significant acquisitions. We adjust for charges (credits) related to significant litigation or regulatory matters, net of any insurance proceeds and revenue share adjustments, because these matters do not reflect the underlying operations and performance of our business.

In calculating Adjusted EPS, we adjust Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders determined under GAAP for the per share impact of each adjustment (net of taxes) included in the calculation of Adjusted Net Income.

Limitations of Adjusted Net Income and Adjusted EPS

These measures are provided in addition to Net Income (Loss) Attributable to Legg Mason, Inc., and Net Income (Loss) per Diluted Share Attributable to Legg Mason, Inc. Shareholders, and are not substitutes for these measures. These non-GAAP measures should not be considered in isolation and may not be comparable to non-GAAP performance measures, including measures of adjusted earnings or adjusted income, and adjusted earnings per share, of other companies, respectively. Further, Adjusted Net Income and Adjusted EPS are not liquidity measures and should not be used in place of cash flow measures determined under GAAP.

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC. TO ADJUSTED NET INCOME AND
RECONCILIATION OF NET INCOME (LOSS) PER DILUTED SHARE ATTRIBUTABLE TO LEGG MASON, INC. SHAREHOLDERS TO
ADJUSTED EARNINGS PER DILUTED SHARE
(Amounts in thousands, except per share amounts)
(Unaudited)

	Quarters Ended							
	March 2019	December 2018	September 2018	June 2018	March 2018	December 2017	September 2017	June 2017
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 49,487	$ (216,888)	$ 72,803	$ 66,090	$ 9,269	$ 149,222	$ 75,664	$ 50,920
Plus (less):								
Restructuring costs:								
Strategic restructuring and other corporate initiatives	9,352	5,881	5,647	2,775	2,201	—	1,372	1,481
Affiliate charges	7,526	—	—	—	—	—	—	—
Amortization of intangible assets	6,033	6,089	6,102	6,180	6,112	6,071	6,082	6,339
Gains and losses on seed and other investments not offset by compensation or hedges	(5,763)	(4,314)	(1,285)	(6,415)	11,358	(2,958)	(2,886)	(6,242)
Acquisition and transition-related costs	998	—	—	1,468	1,817	1,312	1,358	2,562
Impairments of intangible assets	—	365,200	—	—	—	195,000	—	34,000
Contingent consideration fair value adjustments	—	—	145	426	(15,518)	739	—	(16,550)
Charges related to significant regulatory matters	—	—	151	4,000	67,000	—	—	—
Income tax adjustments:								
Impacts of non-GAAP adjustments	(4,718)	(94,568)	(2,721)	(1,042)	(6,554)	(34,500)	(1,807)	(11,463)
Other tax items	(3,115)	14,856	(2,806)	1,045	(4,412)	(206,223)	542	1,100
Adjusted Net Income	$ 59,800	$ 76,256	$ 78,036	$ 74,527	$ 71,273	$ 108,663	$ 80,325	$ 62,147
Net Income (Loss) Per Diluted Share Attributable to Legg Mason, Inc. Shareholders	$ 0.56	$ (2.55)	$ 0.82	$ 0.75	$ 0.10	$ 1.58	$ 0.78	$ 0.52
Plus (less), net of tax impacts:								
Restructuring costs:								
Strategic restructuring and other corporate initiatives	0.08	0.05	0.05	0.02	0.02	—	0.01	0.01
Affiliate charges	0.06	—	—	—	—	—	—	—
Amortization of intangible assets	0.05	0.05	0.05	0.05	0.05	0.04	0.04	0.04
Gains and losses on seed and other investments not offset by compensation or hedges	(0.05)	(0.04)	(0.01)	(0.05)	0.09	(0.02)	(0.02)	(0.04)
Acquisition and transition-related costs	0.01	—	—	0.01	0.01	0.01	0.01	0.02
Impairments of intangible assets	—	3.17	—	—	—	1.72	—	0.24
Contingent consideration fair value adjustments	—	—	—	—	(0.17)	0.01	—	(0.17)
Charges related to significant regulatory matters	—	—	—	0.05	0.76	—	—	—
Other tax items	(0.04)	0.18	(0.03)	0.01	(0.05)	(2.19)	0.01	0.01
Adjusted Earnings per Diluted Share	$ 0.67	$ 0.86	$ 0.88	$ 0.84	$ 0.81	$ 1.15	$ 0.83	$ 0.63

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC. TO ADJUSTED NET INCOME AND
RECONCILIATION OF NET INCOME (LOSS) PER DILUTED SHARE ATTRIBUTABLE TO LEGG MASON, INC. SHAREHOLDERS TO
ADJUSTED EARNINGS PER DILUTED SHARE
(Amounts in thousands, except per share amounts)
(Unaudited)
(Continued)

	Fiscal Years Ended	
	March 2019	March 2018
Net Income (Loss) Attributable to Legg Mason, Inc.	$ (28,508)	$ 285,075
Plus (less):		
Restructuring costs:		
Strategic restructuring and other corporate initiatives	23,655	5,054
Affiliate charges	7,526	—
Amortization of intangible assets	24,404	24,604
Gains and losses on seed and other investments not offset by compensation or hedges	(17,777)	(728)
Acquisition and transition-related costs	2,466	7,049
Impairments of intangible assets	365,200	229,000
Contingent consideration fair value adjustments	571	(31,329)
Charges related to significant regulatory matters	4,151	67,000
Income tax adjustments:		
Impacts of non-GAAP adjustments	(103,049)	(54,324)
Other tax items	9,980	(208,993)
Adjusted Net Income	$ 288,619	$ 322,408
Net Income (Loss) Per Diluted Share Attributable to Legg Mason, Inc. Shareholders	$ (0.38)	$ 3.01
Plus (less), net of tax impacts:		
Restructuring costs:		
Strategic restructuring and other corporate initiatives	0.20	0.04
Affiliate charges	0.06	—
Amortization of intangible assets	0.21	0.18
Gains and losses on seed and other investments not offset by compensation or hedges	(0.15)	—
Acquisition and transition-related costs	0.02	0.05
Impairments of intangible assets	3.12	1.96
Contingent consideration fair value adjustments	0.01	(0.33)
Charges related to significant regulatory matters	0.05	0.71
Other tax items	0.12	(2.21)
Adjusted Earnings Per Diluted Share	$ 3.26	$ 3.41